

February 24, 2014

Via E-mail
Mr. Colin W. Roberts
General Counsel
Parsley Energy, Inc.
500 W. Texas Ave.
Tower I, Suite 200
Midland, Texas 79701

> **Re:** **Parsley Energy, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted February 14, 2014**
> **CIK No. 0001594466**

Dear Mr. Roberts:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Summary Historical Reserve Data, page 19

1.   We are considering your response to prior comment 3 in our letter dated February 3, 2014, and we may have further comment.

Summary of Oil, Natural Gas and Natural Gas Liquids Reserves, page 92

2.   In your response to prior comment 5 in our letter dated February 3, 2014, you state "we intend to provide a disclosure of our reserve estimates as of December 31, 2013 and the applicable reconciliation of changes in reserves from December 31, 2012 to December 31, 2013 in a future filing." Please provide that disclosure in an amendment to this registration statement.

Financial Statements for the Years Ended December 31, 2012 and 2011

Note 10 – Member's Equity, page F-57

3.   Your response to prior comment 12 in our letter dated February 7, 2014 states that the limited liability company agreement will be amended to no longer provide redemption rights for the preferred holders of membership interests in Parsley Energy, LLC. Please tell us how the termination of this redemption right impacts your accounting treatment for incentive units considering that you are recognizing expense for incentive units over the period through the first date at which the preferred holders can exercise their right of redemption.

4.   Your response to prior comment 13 in our letter dated February 7, 2014 states, in part, that if incentive units are settled prior to the expected settlement date, the unamortized fair value of these incentive units will be recognized immediately. Please tell us whether you expect to recognize expense related to the incentive units that will be exchanged for shares of Class A common stock in connection with your planned offering. If applicable, your response should address the timing and amount of expense that will be recognized.

Closing Comments

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/ cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Sandra Eisen, Staff Accountant, at (202) 551-3864 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Caroline Kim, Attorney-Adviser, at (202) 551-3878 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                                Sincerely,

                                                /s/H. Roger Schwall

                                                H. Roger Schwall
                                                Assistant Director